SCHEDULE A
TOTAL FUND SOLUTION
INVESTMENT ADVISORY AGREEMENT

FUNDS AND FEES

Series of Total Fund Solution	Annual Fee Rate as % of Current Net Assets

Cromwell CenterSquare Real Estate Fund	0.60%
Cromwell Marketfield L/S Fund	1.40%
Cromwell Tran Sustainable Focus Fund	0.85%
Cromwell Foresight Global Sustainable Infrastructure Fund	0.85%
Cromwell Greenspring Mid Cap Fund	0.75%
Cromwell Sustainable Balanced Fund	0.85%

This Schedule A was amended with Board approval on October 4, 2023, to add the Cromwell Sustainable Balanced Fund to be effective on or about October 31, 2023.

TOTAL FUND SOLUTION	CROMWELL INVESTMENT ADVISORS, LLC
on behalf of the series listed on Schedule A

By: _/s/ Michael J. Weckwerth________________	By: _/s/ Brian C. Nelson_____________________

Print Name: Michael J. Weckwerth	Print Name: Brian C. Nelson

Title: President	Title: Managing Director

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